Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

November 29, 2016

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Response Dated October 18, 2016

File No. 001-13372

Dear Ms. Thompson:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated November 9, 2016, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s response filed with the Commission on October 18, 2016.

As per our phone conversation on November 28, 2016, we are grateful that the Staff has agreed to grant an extension to respond to these comments by December 9, 2016. The Company anticipates filing a response on or before December 9, 2016, and we will proceed on this basis unless we are notified otherwise by the Staff. We very much appreciate the Staff’s understanding and patience in this regard.

DANIEL FERTIG    ADAM C. FURBER    ANTHONY D. KING     CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

Securities and Exchange Commission	September 29, 2016

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number +852-2514-7665 and fax number +852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park